FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 27, 2007

RINKER GROUP LIMITED
ABN 53 003 433 118
(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains releases to the Australian Stock
Exchange on April 27, 2007

Exhibit 1:	April 27	Rinker News Release: Results for fiscal year ended March 31, 2007
Exhibit 2:	April 27	Appendix 4E Rinker Group Limited Preliminary Final Report for year ended March 31, 2007
Exhibit 3:	April 27	Rinker Group Limited financial information quarter ended March 31, 2007
Exhibit 4:	April 27	Supplementary Target’s Statement, dated April 27, 2007

EXPLANATORY NOTE

The audited annual financial statements contained on pages 2 to 11 in Exhibit 2 to this Form 6-K are being provided for incorporation by reference into the registration statements on Form S-8 of Rinker Group Limited (Nos. 333-111156, 333-110648, 333-110647 and 333-120566). Such audited annual financial statements shall be considered to be part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’sTarget’s Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), which was filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2006, and all amendments thereto, as they contain important information.  Copies of the Solicitation/Recommendation Statement (including this Target’s Statement and the other exhibits thereto) are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by CEMEX Australia Pty Ltd, a wholly-owned subsidiary of CEMEX S.A.B. de C.V., will be available without charge at the SEC’s website at www.sec.gov or at Rinker’s’ website at www.rinkergroup.com.

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication.  Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer.  None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law.  You are cautioned not to place undue reliance on any forward-looking information.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Luke Keighery

Title:	Manager Investor Services

Date:	April 27, 2007